MAGELLAN MIDSTREAM HOLDINGS, L.P.

One Williams Center

Tulsa, Oklahoma 74172

April 26, 2007

Via EDGAR and Facsimile: (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-0405

Attn:	Ms. Donna Levy

Re:	Magellan Midstream Holdings, L.P. (the “Registrant”)

Registration Statement on Form S-3

File No. 333-141228

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 3:00 p.m. (Eastern Daylight Time) on May 1, 2007 or as soon thereafter as practicable.

In addition, we acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 26, 2007

Very truly yours, MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Holdings GP, LLC, its General Partner

By:	/s/ Lonny E. Townsend
	Name: Title:	Lonny E. Townsend Vice President, General Counsel and Secretary